VIA EDGAR

May 29, 2020

Mr. Robert Shapiro, Senior Staff Accountant
Office of Trade and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Wrestling Entertainment, Inc. Form 10-K for Fiscal Year Ended December 31, 2019 Filed February 7, 2020 File No. 001-16131

Dear Mr. Shapiro:

We are providing this letter to the staff of the Securities and Exchange Commission (the “Staff”) in response to the Staff’s letter dated May 28, 2020 (the “May 28 Letter”) regarding the Annual Report on Form 10-K filed by World Wrestling Entertainment, Inc. for its fiscal year ended December 31, 2019.  We are in the process of preparing our responses to the Staff’s comments set forth in the May 28 Letter.

We hereby respectfully request an extension of the period of time for us to respond to the Staff’s comments set forth in the May 28 Letter.  We would greatly appreciate the Staff’s agreement to extend the time for us to respond until June 17, 2020.

Any questions or notifications with respect to this request should be directed to me by e-mail at mark.kowal@wwecorp.com or telephone at (203) 328-2505.

Sincerely,
/s/ Mark Kowal
Mark Kowal
Chief Accounting Officer and Senior Vice President, Controller